March 10, 2024

Houlihan Lokey

Project Beacon

Preliminary Discussion Materials for the Special Committee of the Board of Directors of Doma Holdings, Inc.

Disclaimer

This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the "materials"), are provided solely for the information of the Special Committee to the Board of Directors (the "Special Committee") of Doma Holdings, Inc. (the "Company") by Houlihan Lokey in connection with the Special Committee's consideration of a potential transaction (the "Transaction") involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials.

The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Special Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Special Committee. The materials are provided on a confidential basis solely for the information of the Special Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey's express prior written consent

Notwithstanding any other provision herein, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of any transaction and all materials of any kind (including opinions or other tax analyses, if any) that are provided to the Company relating to such tax treatment and structure. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. income or franchise tax treatment of the transaction. If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey's prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Houlihan Lokey's role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Special Committee.

The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Special Committee, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise or whether to buy or sell any assets or securities of any company. Houlihan Lokey's only opinion is the opinion, if any, that is actually delivered to the Special Committee. In preparing the materials Houlihan Lokey has acted as an independent contractor and nothing in the materials is intended to create or shall be construed as creating a fiduciary or other relationship between Houlihan Lokey and any party. The materials may not reflect information known to other professionals in other business areas of Houlihan Lokey and its affiliates.

The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold.

The materials do not constitute a valuation opinion or credit rating. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and has no obligation to evaluate the solvency of the Company or any other party under any law.

All budgets, projections, estimates, financial analyses, reports and other information with respect to operations reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based). The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose.

Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to, discussed with or reviewed by Houlihan Lokey that would be material to its analyses, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents.

The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey's affiliates and employees, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, any Transaction counterparty, any other Transaction participant, any other financially interested party with respect to any transaction, other entities or parties that are mentioned in the materials, or any of the foregoing entities' or parties' respective affiliates, subsidiaries, investment funds, portfolio companies and representatives (collectively, the "Interested Parties"), or any currency or commodity that may be involved in the Transaction. Houlihan Lokey provides mergers and acquisitions, restructuring and other advisory and consulting services to clients, which may have in the past included, or may currently or in the future include, one or more Interested Parties, for which services Houlihan Lokey has received, and may receive, compensation. Although Houlihan Lokey in the course of such activities and relationships or otherwise may have acquired, or may in the future acquire, information about one or more Interested Parties or the Transaction, or that otherwise may be of interest to the Special Committee, or the Company, Houlihan Lokey shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that Houlihan Lokey is in possession of such information, to the Special Committee, or the Company or to use such information on behalf of the Special Committee, or the Company. Houlihan Lokey's personnel may make statements or provide advice that is contrary to information contained in the materials.

Background and Summary

Background

- Houlihan Lokey ("HL") was formally engaged in October 2023 to advise Doma ("the Company") on a potential capital raise. In the background, the Company had been in prior discussions with Centerbridge / Title Resources Group ("TRG") to evaluate a potential acquisition of the Company's Underwriting segment
  - On November 15, 2023, Centerbridge / TRG shared an initial indication of interest to purchase the Underwriting segment that required Lennar to roll their shares into the combined entity
  - On November 21, 2023, a Special Committee of the Board of Directors was formed to evaluate potential transaction(s) after receipt of IOI from Centerbridge given proposal of Lennar investment
- Within the scope of the capital raise process, Company management and, at the request of the Company, HL made outreach to 54 potential investors, of which 35 parties were given access to a virtual data room, and 17 of those held management meeting sessions with the Company
  - There was no lead investor identified for the capital raise, but a few parties expressed interest in smaller potential tag-along investments as part of a larger take-private or only in TechCo if a lead investor were to materialize

CB/TRG Take-Private Offer

- HL, at direction of and with approval from the Special Committee, continued discussions with Centerbridge to consider a take-private acquisition of the Company
  - On January 24, 2024, The Company received an LOI from TRG to acquire the Company's equity for $[5.53] – $[6.22] per share[(1)] compared to $4.65 30 Day VWAP at that time and current share price of $4.16 as of close January 24, 2024
  - Hudson's debt would be eliminated with combination of cash pay off, TechCo preferred shares, and contingent payments
  - Centerbridge's offer required Lennar Corporation to invest Doma share sale proceeds plus $17M TRG preferred shares
  - The Company entered exclusivity with Centerbridge / TRG on January 29, 2024, ending on February 29, 2024
- On March 7, 2024, after conducting due diligence, Centerbridge provided current offer of $[6.10] per share compared to $4.38 30-Day VWAP at time of offer and current share price of $5.51 as of close on March 8, 2024

(1) The $[5.53] – $[6.22] range is based on 14.47M fully diluted shares outstanding. Letter of Intent gave the range $6.00 – $6.75 per share based on 13.33M shares outstanding as of 3Q 2023

CB/TRG's Price Per Share Bridge – LOI to Current Offer


$6.75
$6.00
$0.47
$5.53
$0.57
$6.10
Stock Price as of 3/8/24 Close
30 Day VWAP as of 3/8/24 Close
$5.51
$4.38
No TechCo Financing (1)
TechCo Financing
Additional Share Dilution (2)
TechCo Financing (Fully Diluted)
Current Offer Price Adjustment
Current Offer Price Per Share

$ millions, per share actuals	1/29/24	1/29/24	2/29/24	
Transaction Terms		**Letter of Intent**		**Current Offer**
Equity Holders	*No TechCo Financing (1)*	*TechCo Financing*	*TechCo Financing (Fully Diluted)*	
Cash from CB/TRG	$90.0	$80.0	[$80.0]	[$88.2]
Share Count	13.330	13.330	[14.467]	[14.467]
Price Per Share	$6.75	**$6.00**	**[$5.53]**	**[$6.10]**
Cash to Unaffiliated Stockholders	*$41.1*	***$36.5***	***[$39.4]***	***[$43.5]***
Cash to Lennar	*$22.2*	*$19.7*	*[$18.2]*	*[$20.1]*
Cash to Max Simkoff	*$14.6*	*$13.0*	*[$12.5]*	*[$13.8]*
Cash to Foundation Capital	*$12.1*	*$10.7*	*[$9.9]*	*[$10.9]*
Additional Information				
Hudson				
Upfront Cash to Hudson	$95.0	$105.0	[$105.0]	[$95.0]
Potential Contingent Payments	47.5	45.0	[45.0]	[40.0]
TechCo Preferred Shares	0.0	30.0	[30.0]	[40.0]
TechCo Cash Investment	0.0	(25.0)	[(25.0)]	[(25.0)]
Total	$142.5	$155.0	[$155.0]	[$150.0]
Write Off	*$21.5*	*$9.0*	*[$9.0]*	*[$14.0]*
TechCo Financing	*$0.0*	*$25.0*	*[$25.0]*	*[$25.0]*

Source: Letter of Intent, dated 1/29/24, from Title Resources Guaranty Company to the Committee; discussions with Company Management
Note: Diluted shares are 14,466,568 provided by management on 3/8/24
(1) No TechCo Financing offer is no longer option from buyer
(2) Dilution adjustment from time vested and change of control shares

Transaction Summary

Consideration to Doma Stockholders	• Acquisition of the Company by Parent via a Merger of the Company with Merger Sub
	• Total cash consideration to stockholders of $[88.2]M on a fully diluted basis
	  • Cash to unaffiliated stockholders of $[46.1]M on a fully diluted basis
	  • Cash of $[20.1]M, $[13.8]M, and $[10.9]M to Lennar, Max Simkoff, and Foundation Capital, respectively on a fully diluted basis
	  • $[6.10] per share
	• Implies [10.7]% premium to stock price as of close March 8, 2024, and [39.4]% premium to 30-Day VWAP as of March 8, 2024

Hudson Debt Recapitalization	• $[95.0]M cash upfront at transaction close • $[25.0]M contingent debt instrument vesting 50% in 2025 and 50% in 2026 based on TechCo revenue • $[15.0]M contingent payments from Project Rami • $[25.0]M new money investment in Tech Co for $40M notional value of Series A Preferred Investment issued to Hudson (see detail in "TechCo Capital Raise") • $[14.0]M debt written off
Lennar Investment	• Lennar to invest $[20.1]M in proceeds ([22.7]% fully diluted ownership in Doma) • $17.0M additional cash investment in TRG for $[37.1]M total investment into TRG Preferred Equity to meet Centerbridge / TRG transaction requirement

TechCo Capital Raise	• $[25.0]M Series A Preferred Investment from Hudson into TechCo at a Pre-Money valuation of $80.0M
	  • Additional $[15.0]M notional value of Series A Preferred Investment issued to Hudson
	  • Prior to dilution from management pool, Hudson would own 33.3% of TechCo (Pref), and TRG would own 66.7% of TechCo (Common), before Management Incentive Plan dilution (up to 20%)

Source: Draft, dated 3/8/24, of the Agreement and Plan of Merger; discussion with Company Management; Letter of Intent, dated 1/29/24, from Title Resources Guaranty Company to the Committee

APPENDIX

Sources and Uses of Transaction Proceeds

Below is a high-level summary of Sources and Uses from total transaction proceeds

Doma Enterprise Buyout

$ millions

Sources	
Cash from TRG (Receiving Debt Commitment Letter)	$183.2
Total Sources	**$183.2**

Uses	
Cash to Doma Stockholders	
Cash to Unaffiliated Stockholders	$43.5
Cash to Foundation Capital	10.9
Cash to Max Simkoff	13.8
Cash to Lennar	20.1
Subtotal	**88.2**
Cash to Hudson	95.0
Total Uses	**$183.2**

Lennar / TRG Capital Raise

$ millions

Sources	
Cash from Lennar	
Cash from Sale of Doma Shares	$20.1
Additional Investment	17.0
Subtotal	**37.1**
Total Sources	**$37.1**

Uses	
Purchase of TRG Preferred Stock	$37.1
Total Uses	**$37.1**

Hudson Debt Recapitalization

$ millions

Sources	
Cash from TRG	$95.0
Cash from Earnouts	
Project Rami	15.0
Project Beacon	25.0
Subtotal	**40.0**
TechCo Preferred Shares	40.0
Cash invested into TechCo	(25.0)
Debt Write-off	14.0
Total Sources	**$164.0**

Uses	
Restructuring of Hudson Debt	$164.0
Total Uses	**$164.0**

Select Process Considerations

Select Requirements to Close

	Applicable Parties	Target Completion Date	Comments
Go-Shop	✓ HL ✓ Doma	40 days post-signing	• Doma, with the assistance of HL, to conduct market outreach with approval and supervision of the Special Committee • Breakup fee represents 2.0% of Equity Value in the event that Agreement is terminated prior to the go-shop end date or terminated in connection with superior proposal submitted during go-shop period, or 3.5% of Equity Value in all other cases
TechCo Reorganization	✓ Doma ✓ CB/TRG	By transaction close	• Doma management to work with CB / TRG to formulate a go-forward reorganization plan for TechCo
CA UTC Wind Down / Approval	✓ Doma ✓ Mayer Brown	TBD	• Evaluate potential approval or wind-down alternatives
Stockholder Vote	✓ Doma ✓ DPW / LW	3-4 months post-signing	• Will need to complete go-shop before filing • Doma and its counsels, DPW and LW, will work to draft a Preliminary Proxy Statement by end of go-shop period • Send Definitive Proxy Statement once SEC review comment period completes • Hold Stockholder vote 3-4 months from signing • Approval requires >50% votes in favor excluding Lennar's 22.7% ownership of fully diluted shares requiring 38.7% of total existing shareholders to vote in favor
Regulatory Approval	✓ Doma ✓ Mayer Brown ✓ CB/TRG ✓ Willkie	3-4 months post-signing	• Regulatory approval required with SC DOI for the merger of TRG and DTI • Buyer to file Form A with SC DOI

Note: HL - Houlihan Lokey; DPW - Davis Polk & Wardwell; LW - Latham & Watkins; CB / TRG - Centerbridge / Title Resources Group
Source: Discussions with Company management and advisors

Select Process Considerations *(Cont.)*

Select Requirements to Close

	Applicable Parties	Comments
Lennar Closing Condition Per Merger Agreement	✓ Centerbridge ✓ Lennar	• The subscription agreement entered into between Lennar and TRG at signing shall remain in full force and effect as of the closing and the investment and other transactions contemplated in the subsciption agreement will have occurred or occur concurrently with closing.
Hudson Closing Condition Per Merger Agreement	✓ Doma ✓ Latham ✓ DPW	• One of the conditions to the obligations of Parent and Merger Sub to consummate the merger is that it will not be the case that if Hudson has entered a voluntary or involuntary bankruptcy proceeding, and the agreement with Hudson with respect to the recapitalization of its debt (described on page 5 above) has been rescinded, stayed or otherwise terminated as a result of the bankruptcy proceeding. • However, if a termination of the debt recapitalization agreement with Hudson occurs as a result of a Hudson bankruptcy, Doma will have 60 days to overturn the termination, negotiate and enter into alternative arrangements with Hudson, obtain replacement financing to satisfy the Hudson obligations, or negotiate other arrangements satisfactory to Doma, Parent and Merger Sub. • Note that Parent and Merger Sub have requested an absolute consent right to any alternative Hudson arrangements, replacement financing or other alternative arrangements, meaning that if the Hudson debt recapitalization agreements were set aside due to a Hudson bankruptcy, Parent and Merger Sub would be able to block alternative transactions without being subject to a reasonableness test. (This point remains under negotiation but this is Parent's current negotiating position.)

Note: HL - Houlihan Lokey; DPW - Davis Polk & Wardwell; LW - Latham & Watkins; CB / TRG - Centerbridge / Title Resources Group
Source: Discussions with Company management and advisors

Consolidated Projection Update Summary

*Confidential treatment requested

Consolidated Public Company Projection Comparison

	Consolidated Projections - Original			Consolidated Projections - Updated with Revised Enterprise Forecast			Differences		
*Excludes Local and Big Bets Segments ($ in '000's)	2024E	2025E	2026E	2024E	2025E	2026E	2024E	2025E	2026E
Revenue									
Net Written Premiums	$325,034	$414,172	$476,820	$325,034	$414,172	$476,820	$0	$0	$0
Fee Income	11,334	54,188	91,327	12,963	58,295	92,289	1,629	4,107	962
Investment Income	6,003	5,153	5,871	6,003	5,153	5,871	(0)	0	0
Eliminations	(3,023)	(9,575)	(11,944)	(3,023)	(9,575)	(11,944)	0	0	0
Total Revenue	**$339,348**	**$463,937**	**$562,074**	**$340,977**	**$468,044**	**$563,036**	**$1,629**	**$4,107**	**$962**
% Growth									
Premiums Retained by Third Parties	$261,702	$327,359	$375,868	$262,383	$327,359	$375,868	$682	$0	$0
Retained Premiums and Fees	**$77,646**	**$136,578**	**$186,206**	**$78,593**	**$140,685**	**$187,168**	**$948**	**$4,107**	**$962**
% Growth									
Direct Fulfillment Expenses									
Direct Labor	$13,278	$22,545	$28,698	$13,626	$23,023	$28,824	$348	$478	$126
Direct Non-Labor	13,340	26,704	38,537	13,769	28,152	39,639	429	1,448	1,102
Total Provision for Claims	15,746	17,550	21,533	15,746	17,550	21,533	0	0	0
Total Direct Fulfillment Expenses	**$42,365**	**$66,799**	**$88,768**	**$43,142**	**$68,725**	**$89,996**	**$777**	**$1,926**	**$1,228**
Adjusted Gross Profit	**$35,281**	**$69,779**	**$97,438**	**$35,452**	**$71,960**	**$97,172**	**$171**	**$2,181**	**($266)**
As a % of Retained Premiums and Fees									
Indirect & Other Expenses									
Customer Acquisition Costs	$7,691	$9,518	$10,804	$7,691	$9,518	$10,804	$0	$0	$0
Indirect Labor	18,005	21,281	23,871	18,005	21,281	23,871	0	(0)	(0)
Indirect Non-Labor	11,420	13,214	16,551	11,465	13,313	16,619	45	98	68
Other Operating Expenses	7,809	7,322	7,132	7,809	7,322	7,132	0	0	0
Total Indirect & Other Expenses	**$44,926**	**$51,335**	**$58,358**	**$44,970**	**$51,434**	**$58,426**	**$45**	**$98**	**$68**
Adjusted EBITDA	**($9,645)**	**$18,443**	**$39,080**	**($9,519)**	**$20,526**	**$38,746**	**$126**	**$2,083**	**($334)**
As a % of Retained Premiums and Fees									

Overview of Assumption Changes Per Company Management

- [redacted]
- [redacted]
- [redacted]

Note: Projections include public company administrative costs of ~$6M per year
Source: Company management

CONFIDENTIAL | PRELIMINARY DRAFT SUBJECT TO MATERIAL REVISION

Houlihan Lokey

CORPORATE FINANCE

FINANCIAL RESTRUCTURING

FINANCIAL AND VALUATION ADVISORY

HL.com